Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 am ET (12:00 pm AT), on June 18, 2021, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2020 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing the auditor and authorizing the directors to fix its remuneration;

4.	adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated May 11, 2021 (the “Circular”), approving amendments to the stock option plan of the Corporation to convert it from a “fixed“ plan to a “rolling“ plan, as further described in the Circular;

5.	transacting such other business as may properly be brought before the Meeting.

Due to the unprecedented impact of the Covid -19 pandemic, IMV is adhering to current government direction and advice by electing to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://web.lumiagm.com/287944040 All Shareholders will have an equal opportunity to participate to the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, May 11, 2021

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the form of proxy provided and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR“ of each of the matters indicated above.